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                                                                     Exhibit K-1


                           Discussion of Negotiations
                              Between NEES and EUA


          A special meeting of the EUA Board was held on May 29, 1998. The sole purpose of this meeting was to review in detail EUA's strategic options for future operations. Following this special meeting, Donald G. Pardus, EUA's Chairman of the Board was instructed to open communication with selected electric utilities in the region in an attempt to determine their interest in discussing some type of business combination.

          From June 1998 through October 1998, EUA's Chairman had informal conversations with respect to business combinations with senior executives of four electric utilities in the region.

          In early December 1998, EUA's Chairman was contacted by the chairman of a regional electric utility company ("Company A") with whom previous informal conversations had taken place. EUA's Chairman was asked if EUA was still interested in entering into discussions with Company A with respect to a possible business combination. EUA's Chairman indicated that EUA was continually reviewing its options and that, subject to the EUA Board's concurrence, EUA would be interested in entering into such discussions. The EUA Board agreed and EUA entered into a confidentiality agreement with Company A shortly thereafter and a due diligence process began.

          Shortly after the telephone call from Company A, EUA's Chairman contacted Richard P. Sergel, the President and Chief Executive Officer of NEES, and suggested that a meeting take place to explore NEES's interest in discussing a possible business combination with EUA.

          A meeting between Mr. Sergel and Mr. Padus took place on December 10, 1998. A follow-up meeting took place on December 16 and was attended by Alfred
D. Houston, NEES's Chairman, Mr. Sergel, Mr. Pardus and John R. Stevens, EUA's President. On December 18 and December 21, confidentiality agreements were signed between EUA, NEES and NEES's prospective parent, NGG. A due diligence process commenced immediately.
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          In addition, during the period December 7, 1998 through January 13,
1999, and as the due diligence process was taking place, EUA's Chairman had four face-to-face meetings and 10 telephone conversations with the Chairman of Company A and four face-to-face meetings and five telephone conversations with the Chief Executive Officer of NEES.

          On January 13, 1999, NEES submitted to EUA a proposal to acquire EUA, which included an indicative price and was subject to the negotiation of a satisfactory merger agreement.

          On January 14, 1999, Company A submitted to EUA a proposal to acquire EUA, which also included an indicative price and was subject to the negotiation of a satisfactory merger agreement.

          Company A and NEES both anticipated that EUA Cogenex, EUA's energy services subsidiary, would be sold in a separate transaction, and therefore did not include a value for EUA Cogenex in their proposals.

          The EUA Board met on January 19, 1999 and, with input from EUA executives and its financial advisors, considered the proposals received from Company A and NEES. The EUA Board instructed the Chairman and EUA's financial advisors to go back to Company A and to NEES and inform them that EUA Cogenex would not be disposed of in a separate transaction; therefore, their proposals needed to be modified to include a valuation for EUA Cogenex. Both Company A and NEES were requested to present their best revised proposal by the close of business on January 26, 1999.

          Significant due diligence took place with respect to EUA Cogenex between January 19, 1999 and January 26, 1999. In addition, during the period January 19, 1999 through January 28, 1999, EUA's Chairman had eight telephone conversations with the Chairman or his associates of Company A and one face-to-face meeting and two telephone conversations with the Chief Executive Officer of NEES. During this period, there were also frequent discussions between EUA's financial advisors and the financial advisors for Company A and NEES.

          On January 26, 1999, NEES presented its revised proposal which included a valuation for EUA Cogenex. Following presentation of NEES's January 26, 1999 proposal, negotiations continued with NEES and its financial advisors in an effort to enhance the proposal.
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          On the evening of January 28, 1999, Company A presented its revised proposal. Two face-to-face meetings were held on January 29, 1999 between the Chairman of EUA and the Chief Executive Officer of NEES.

          On January 31, 1999 and February 1, 1999, the EUA Board held a special meeting to review and consider the proposals received from Company A and NEES. After presentations by Mr. Pardus and Mr. Stevens and the EUA Board's legal and financial advisors, and a full discussion and analysis by the EUA Board, the EUA Board unanimously (1) determined that it was in the best interests of EUA shareholders, its employees and its customers for EUA to enter into a business combination with NEES; (2) determined that the terms of the Merger were fair to, and in the best interests of EUA shareholders; and (3) authorized, approved and adopted the proposed agreement and plan of merger and the transaction contemplated by the Merger Agreement and the execution and delivery of the Merger Agreement. EUA was advised that NEES obtained the consent of NGG to enter into the Merger Agreement and on the morning of February 1, 1999, at the conclusion of the EUA Board meeting and prior to the opening of markets, EUA and NEES executed and delivered the Merger Agreement.